UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 21, 2010

  GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia st.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: June 23, 2010

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD REPORTS SIGNIFICANT ADVANCES IN HOLLISTER
GEOLOGICAL EVALUATION & CORPORATE UPDATES

June 21, 2010, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces additional positive exploration results from its Hollister property in Nevada as well as the completion of a corporate acquisition, a disposition and the settlement of a dispute.

Hollister Geological Investigations and Drill Results

Significant progress has been made in 2010 with the geological and structural modeling of the Hollister epithermal vein systems. The added experience and close coordination of the geology and mining team is leading to marked refinements in modeling and evaluation of the deposit, resulting in improved trial mining efficiencies. A detailed underground geological mapping program over the last 4 months has provided significant new insights into the control structures of the epithermal veins. A series of N50E trending faults have been mapped which control the formation and geometry of the Hollister vein systems. These structures have been exposed both through underground development and trial mining activities and, effectively, break the deposit into at least 7 distinct domains.

As a consequence, the extensions and geometry of the bonanza vein systems can now be predicted more accurately. Structural mapping has also brought into context many of the vein intersections from the underground exploration, stope delineation and cover drilling, as well as focused the targeting process for extensions to the veins, stepping out to the northwest (Gloria system) and the southeast (Gwenivere system). A further exciting development is the exposure of a vein structure that effectively marks the convergence of the main Gwenivere and Clementine veins. This combined structure has been shown to host veins ranging from 0.5 to 13.6 feet (0.1-4.1 m) wide and with gold grades from 0.1 to 2.8 opt (3.0-97.0 g/t).

Implications for Exploration and Development Targeting

The impact of the underground structural mapping on how the Company can target its drilling programs is significant. Work to date has shown that:
1.       The N50E structures have a direct control on the geometry and extent of the individual veins. Furthermore, this structural control has considerably tightened up the prediction of where the veins fault, taper, and migrate.
2.       Seven areas have been identified where opportunities exist to find new mineralization close to current infrastructure, slab the walls of trial mining stopes to expose parallel veining, and extension targets controlled by the N50E faults.
3.       The current underground targets (Gloria vein system to the northwest, Velvet vein system to the north, and Pit Feeder vein system to the southwest) are still potential targets; however, the N50E faults now explain the geometry of "step-outs" to the northwest (eg Gloria), and also the Gwenivere vein to the southeast. Underground development in these areas would assist in optimizing the location of drill set ups to advance the evaluation of the veins.
4.       A swarm of mostly narrow veins, as indicated by intersections to date, has been modeled to the north and subparallel to the Clementine vein system. A phased program of drilling is required to fully assess the extent and grade of these veins.
5.       The Velvet vein target, located approximately 3,000 feet (980 m) to the north of the Gwenivere and Clementine vein systems, is increasingly appearing to be a separate, "Clementine-like" vein system. This is further evidenced by the coincidence of disseminated Blanket-style mineralization in the Tertiary volcanic strata at Velvet coincident with surficial mercury occurrences and coupled with extensive chalcedonic/opaline quartz development - surface evidence of past hydrothermal activity on the Velvet-Butte trend.

The enhanced geological work is having a significant impact on the confidence in the 24-month mine plan, by not only providing a more accurate vein model to plan from, but also demonstrating the location of additional mineralization that is extractable from existing mine development infrastructure. The updated vein model is also indicating where development and/or trial stoping has moved off-vein. The knowledge gained from mapping the N50E faults is also expected to positively affect stope delineation borehole planning, and prediction of vein development and grade trends.

2010 Underground Drilling Results

Currently, exploration and cover drilling is undertaken using one underground (U8) drilling rig; and shorter, stope delineation drill fans are completed with a second (U6 equivalent) rig. A summary of the vein characteristics from drilling is tabulated below.

Jan - May 2010 Drilling Intersection Summary

Type of drilling	Target	No. of holes	No. of Intersections	Average width		Average grade
				ft	m	Au opt	Au g/t	Ag opt	Ag g/t
Stope	Gwenivere	11	19	2.4	0.73	0.363	12.46	1.6	53
Stope	Main Clementine	21	37	1.0	0.29	0.707	24.25	2.5	86
Stope	Central Clementine	5	10	1.8	0.55	2.474	84.82	14.2	487
Explor & Cover	Gwenivere	8	10	3.2	0.98	1.965	67.38	9.0	300
Explor & Cover	Main Clementine	5	6	1.6	0.48	0.915	31.38	7.1	244
Exploration	N Clementine	4	2	1.0	0.30	0.190	6.50	0.9	30
Exploration	Pit Feeder	2	0	Boreholdes terminated due to bad ground. To be drilled
Totals		56	84

So far in 2010, 56 underground boreholes have been completed, of which 6 were for exploration, 13 covered extensions of the Gwenivere and Clementine vein systems and 37 tested stope delineation targets on both vein systems. Drilling statistics for the period January to May 2010 are shown below.

  Underground Drill Hole Statistics

	Actual YTD	Budget YTD
Year to date feet drilled	37,078	34,583
Average feet per month	7,416	6,917

Results from underground drilling received to the end of May 2010 are included at the end of this release. A number of substantive intersections have been received from the cover drilling of the Gwenivere vein system, notably 4.8 ft @ 1.123 opt (38.51 g/t) Au in hole HDB-368; and 4.0 ft @ 1.381 opt (47.35 g/t) Au and 5.8 ft @ 1.607 opt (55.11 g/t) Au in hole HDB-374. Stope delineation drilling in the high grade Clementine veins has yielded 14 intersections of over 1 opt Au, including 0.5 ft @ 14.922 opt (511.60 g/t) Au in hole HSD-226 and 1.2 ft @ 13.336 opt (457.23 g/t) Au in hole HSD-236. HSD-257 yielded a Gwenivere intersection of 2.9 ft @ 2.826 opt (96.89 g/t) Au.

Planned Work and Updated Mineral Resource Estimate

The underground drilling will continue to focus on opportunities accessible from the current underground infrastructure, providing more information about the strike (3,000 ft/980 m) and vertical (1,300 ft/396 m) continuity of the vein systems. The process of re-modeling Hollister mineral system is underway. The system is currently know to comprise 31 discrete east-west striking sub-vertical veins (an increase from the previous estimate of 21 veins in June 2009), and include the Clementine, North Clementine, Gwenivere and Gloria vein groups. The system is still open along strike, at depth, and in areas up to and above the Ordovician/Tertiary Unconformity.

An updated mineral resource estimate is scheduled for the third quarter. The revised vein modeling will positively impact on the integrity of the resource estimation. Future work planned for June and July will involve the geostatistical evaluation of informing data for the vein wireframes, followed by a mineral resource estimation based on the in-situ vein model. The close-off date for data utilized for the mineral resource estimate is June 30.

Corporate Developments

Great Basin Gold has settled its previously disclosed dispute with Queenstake by execution of an ore-processing contract for 5000 tons of high grade and a like amount of lower grade ore on the basis that the parties will split the metal proceeds and milling costs of $88 per ton. As well, Queenstake's share is reduced if metal recoveries are off by more than 10% from the targeted recoveries of 88% Au and 82% Ag. The settlement eliminates all rights of first refusal and allows Great Basin Gold to immediately process ore stockpiles and production in excess of the capacity of its Esmeralda mill through Newmont's nearby Midas mill.

Great Basin Gold also issued 7.5 million shares with an agreed value of $2 each to acquire all the minority preferred shares in its Rusaf Gold subsidiary, thus eliminating any further discovery-contingent common share issuance requirements as well as eliminating the mandatory exploration expenditure timetable. It now owns all the Tanzanian and other Rusaf prospects outright without further obligations. The Company also advises that it has disposed of its shareholding in Kryso Resources plc for a total consideration of $3.4 million. The restructuring of its Rusaf holdings and the sale of Kryso shares are part of the Company's efforts to clean up its balance sheet.

Ferdi Dippenaar, President and CEO, commented: "The improvement in understanding of the geology of the Hollister orebody and the larger claim area is starting to bear fruit. The team at Hollister has done excellent work with the result that new veins, vein extensions and ounces are being added to the mine plans, and will be apparent when the updated resource statement is released in the third quarter of 2010. The prospective nature of this remarkable deposit continues to be underpinned by results achieved from the exploration and trial mining programs."

Phil Bentley, Pr.Sci.Nat. (SACNAS), Vice President for Geology and Exploration for the Company and a qualified person, has reviewed this news release on behalf of Great Basin Gold.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301 1800
Michael Curlook in North America 1 888 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains "forward-looking statements" that were based on Great Basin Gold's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:
•                     uncertainties and costs related to the Company's exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•                     uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•                     uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•                     operating and technical difficulties in connection with mining development activities;
•                     uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
•                     uncertainties related to unexpected judicial or regulatory proceedings;
•                     changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
   °         mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
   °         expected effective future tax rates in jurisdictions in which our operations are located;
   °         the protection of the health and safety of mine workers; and
   °         mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•                     changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
•                     unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•                     changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•                     environmental issues and liabilities associated with mining including processing and stock piling ore;
•                     geopolitical uncertainty and political and economic instability in countries which we operate; and
•                     labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin, investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

HOLLISTER DRILLING RESULTS

Samples collected from the Hollister Project are delivered to Inspectorate America Corporation (Inspectorate) in Sparks, Nevada. Vein samples are analyzed by standard fire assay procedures. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

Exploration and Cover Drilling Results Jan-May 2010

Vein System	Borehole No.	Significant Intersections
		Vein Intersection (ft)		Drilled Width (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Gwenivere	HDB-368	72.7	82.2	9.5	4.8	1.123	38.51	6.6	227
Gwenivere	HDB-369	56.0	61.0	5.0	4.1	0.514	17.62	3.8	131
		148.4	149.0	0.6	0.5	0.179	6.14	1.3	46
		533.5	534.2	0.7	0.6	0.270	9.26	1.7	57
		568.9	572.4	3.5	2.8	0.556	19.06	2.2	76
Gwenivere	HDB-370	71.0	73.4	2.4	1.7	0.493	16.90	3.3	113
		314.1	314.7	0.6	0.4	0.271	9.29	0.42	15
Gwenivere	HDB-371	97.0	99.9	2.9	1.7	1.427	48.93	4.6	158
Gwenivere	HDB-372	77.3	90.9	13.6	13.6	0.093	3.21	1.4	40
		460.6	461.4	0.8	0.8	0.597	20.47	2.6	89
		473.6	474.1	0.5	0.5	0.201	6.89	0.9	30
Clementine	HDB-372	556.3	559.6	3.3	3.3	0.531	18.21	4.6	156
N Clementine	HDB-372	796.4	797.2	0.8	0.8	0.141	4.84	2.1	72
N Clementine		860.5	862.4	1.9	1.9	0.209	7.17	1.9	64
Gwenivere	HDB-373	84.1	85.5	1.4	1.3	0.219	7.51	2.8	97
		377.4	378.0	0.6	0.6	0.310	10.63	0.6	22
Clementine	HDB-373	512.1	513.3	1.2	1.1	0.206	7.06	1.1	38
Clementine		560.4	562.2	1.8	1.7	0.516	17.69	1.5	53
Gwenivere	HDB-374	16.1	20.1	4.0	4.0	1.381	47.35	1.7	58
		54.3	60.1	5.8	5.8	1.607	55.11	5.2	178
		381.4	382.0	0.6	0.6	0.349	11.97	6.3	216
Clementine	HDB-374	453.6	456.8	3.2	3.2	0.892	30.58	7.8	269
Gwenivere	HDB-376	38.8	45.8	7.0	7.0	0.181	6.21	1.2	40
		80	80.5	0.5	0.5	0.113	3.88	0.2	8
		358.9	359.4	0.5	0.5	0.125	4.28	0.4	12
Clementine	HDB-376	438.3	438.8	0.5	0.5	0.875	30.00	10.3	353
		575.7	576.4	0.7	0.7	0.170	5.83	0.5	17
N Clementine	HDB-376	622.3	622.7	0.4	0.4	0.102	3.49	0.3	11
N Clementine		791.1	791.7	0.6	0.6	0.278	9.53	0.27	9
Clementine	HDB-377	456.7	457.3	0.6	0.6	0.232	7.95	0.6	21
N Clementine		608	608.7	0.7	0.7	0.194	6.65	0.2	8
N Clementine		1051.4	1053.3	1.9	1.8	0.148	5.07	0.08	3
N. Clementine	HDB-380	37.4	38.3	0.9	0.9	0.279	9.57	0.8	27.3
N. Clementine		168.3	169	0.7	0.7	0.208	7.13	0.7	24.9

    Stope Delineation Drilling Results Jan-May 2010
Vein System	Borehole No.	Significant Intersections
		Vein Intersection (ft)		Drilled Width (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Clementine	HSD-160	71.8	72.3	0.5	0.4	0.639	21.91	0.8	26
		109.5	110.7	1.7	1.2	1.308	44.85	4.4	151
		155.8	156.4	0.6	0.4	0.339	11.62	0.2	6
		175.5	176.9	1.4	1.0	0.590	20.23	5.5	189
Clementine	HSD-161	94.0	94.7	0.7	0.6	0.571	19.58	2.5	87
		150.0	155.7	5.7	4.7	0.171	5.87	3.7	127
Clementine	HSD-162	86.1	86.7	0.6	0.5	0.719	24.65	1.6	56
		204.5	206.3	1.8	1.6	0.366	12.55	6.3	217
Clementine	HSD-163	83.9	84.6	0.7	0.7	1.350	46.29	2.9	100
		134.2	135.9	1.7	1.6	0.151	5.18	0.9	30
		195.4	197.5	2.1	2.0	1.150	39.43	3.5	121
Clementine	HSD-164	248.2	248.7	0.5	0.5	0.458	15.70	1.1	37
Clementine	HSD-165	97.4	97.9	0.5	0.5	0.136	4.66	0.9	30
		206.8	207.3	0.5	0.5	0.146	5.00	0.7	25
Clementine	HSD-170	217.4	218.5	1.1	1.0	0.437	14.98	1.3	44
Clementine	HSD-172	339.0	339.6	0.6	0.4	0.510	17.49	0.8	26
Clementine	HSD-174	113.3	114.1	0.8	0.7	0.469	16.08	4.0	137
		186.6	187.0	0.4	0.4	0.159	5.45	0.3	10
Clementine	HSD-175	100.3	101.8	1.5	1.5	0.292	10.01	1.2	40
		217.2	220.0	2.8	2.8	0.280	9.65	1.3	45
Clementine	HSD-178	108.4	110.4	2.0	1.6	0.141	4.82	0.5	18
		117.0	118.1	1.1	0.9	0.303	10.39	0.5	17
Clementine	HSD-179	55.8	56.4	0.6	0.4	0.231	7.92	1.3	45
		123.4	124.1	0.7	0.5	0.180	6.17	0.7	24
		218.6	219.1	0.5	0.4	0.721	24.72	1.5	53
Clementine	HSD-182	209.4	210.3	0.9	0.9	1.386	47.52	2.4	82
Clementine	HSD-183	206.5	207.2	0.7	0.7	1.194	40.94	6.9	238
Clementine	HSD-184	212.5	213.4	0.9	0.8	1.051	36.03	11.5	393
Clementine	HSD-212	94.0	94.5	0.5	0.4	0.607	20.81	1.1	39
Clementine	HSD-213	104.6	106.0	1.4	1.0	0.264	9.05	1.0	36
Clementine	HSD-214	121.0	121.8	0.8	0.5	0.344	11.79	2.5	86
Clementine	HSD-225	147.6	148.2	0.6	0.5	1.177	40.35	0.9	30
		287.0	290.8	3.8	3.1	0.291	9.98	0.4	15
Clementine	HSD-226	265.7	266.4	0.7	0.6	1.262	43.27	0.5	17
		273.0	273.6	0.6	0.5	14.922	511.60	7.5	257
		350.5	351.1	0.6	0.5	0.833	28.56	1.3	46
Clementine	HSD-227	241.6	242.1	0.5	0.5	0.180	6.17	0.7	24
		317.3	318.0	0.7	0.6	0.480	16.46	1.3	44

Stope Delineation Drilling Results Jan-May 2010
Vein System	Borehole No.	Significant Intersections
		Vein Intersection (ft)		Drilled Width (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
C. Clementine	HSD-236	59.2	60.9	1.7	1.2	13.336	457.23	1.9	66
		78.2	80.4	2.2	1.5	0.892	30.58	0.7	25
		97.3	104.4	4.9	4.9	3.157	108.23	32.1	1099
C. Clementine	HSD-241	27.3	28.4	1.1	1.1	0.226	7.75	3.1	106
		39.0	39.5	0.5	0.5	0.147	5.04	2.5	86
		68.6	69.1	0.5	0.5	0.150	5.14	0.8	27
C. Clementine	HSD-242	43.0	44.6	1.6	1.3	1.390	47.66	14.9	512
C. Clementine	HSD-244	42.6	45.2	2.8	2.3	1.075	36.86	7.2	247
		46.5	47.9	1.4	1.1	0.104	3.58	4.7	161
C. Clementine	HSD-245	35.9	39.5	3.6	3.6	1.925	66.00	13.6	466
Gwenivere	HSD-246	67.0	69.2	2.2	2.1	0.010	0.35	0.7	24
		107.5	108.4	0.9	0.9	0.141	4.83	0.7	24
Gwenivere	HSD-247	70.7	71.6	0.9	0.9	0.144	4.94	1.1	38
		74.4	75.5	1.1	1.1	0.102	3.49	0.2	6
Gwenivere	HSD-248	108.2	110.3	2.1	2.0	0.103	3.53	2.7	91
Gwenivere	HSD-249	98.9	103.0	4.1	3.5	0.037	1.28	0.7	24
		110.3	110.8	0.5	0.4	0.131	4.48	0.3	10
		139.4	140.0	0.6	0.5	0.106	3.63	0.97	33
Gwenivere	HSD-250	78.7	82.6	3.9	3.9	0.193	6.62	0.2	6
		82.6	85.4	2.8	2.8	0.082	2.80	0.7	25
Gwenivere	HSD-252	61.5	63.0	1.5	1.2	0.100	3.44	0.1	3
		145.0	149.5	4.5	3.7	0.008	0.27	0.8	28
Gwenivere	HSD-253	98.3	99.1	0.8	0.7	0.293	10.05	0.4	13
		134.2	139.6	5.4	4.5	0.663	22.73	3.4	115
Gwenivere	HSD-254	117.0	121.1	4.1	4.0	0.501	17.18	4	136
Gwenivere	HSD-255	117.5	121.0	3.5	3.5	0.051	1.75	1.5	50
Gwenivere	HSD-256	135.8	142.1	6.3	5.7	0.040	1.38	1.6	54
Gwenivere	HSD-257	164.1	166.0	1.9	1.5	0.592	20.30	1.2	41
		166.0	169.7	3.7	2.9	2.826	96.89	2.1	72